SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Jack in the Box Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

466367109
(CUSIP Number)

Eleazer Klein, Esq. Marc Weingarten, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 4, 2019
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

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The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 466367109	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,551,521 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,551,521 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,551,521 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.0%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 466367109	SCHEDULE 13D/A	Page 3 of 5 Pages

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby and amended and restated in its entirety as follows:

The 1,551,521 Shares reported herein as beneficially owned by the Reporting Person were acquired at an aggregate purchase price of approximately $137 million. Such Shares were acquired with investment funds in accounts managed by JANA and margin borrowings described in the following sentence. Such Shares are held by the investment funds managed by JANA in commingled margin accounts, which may extend margin credit to JANA from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On January 4, 2019, the Issuer and JANA entered into an amendment to the Cooperation Agreement (the “Cooperation Agreement Amendment”) pursuant to which the deadline to appoint the New Independent Directors was extended to March 15, 2019. The foregoing summary of the Cooperation Agreement Amendment is qualified in its entirety by reference to the full text of the Cooperation Agreement Amendment, a copy of which is attached as Exhibit D to this Amendment No. 3 by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed with the SEC on January 4, 2019 (the “January 4, 2019 Form 8-K”).

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Items 5(a)-(c) of the Schedule 13D are hereby and amended and restated in their entirety as follows:

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 25,742,587 Shares outstanding as of November 16, 2018, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 30, 2018 filed with the SEC on November 21, 2018.

As of the close of business on January 3, 2019, JANA may be deemed to beneficially own 1,551,521 Shares, representing approximately 6.0% of the Shares outstanding.

(b) JANA has sole voting and dispositive power over 1,551,521 Shares, which power is exercised by the Principal.

(c) Information concerning transactions in the Shares effected by the Reporting Person during the past sixty days is set forth in Exhibit E hereto and is incorporated herein by reference. All of the transactions in the Shares listed therein were effected in the open market through various brokerage entities.

CUSIP No. 466367109	SCHEDULE 13D/A	Page 4 of 5 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On January 4, 2019, the Issuer and the Reporting Person entered into the Cooperation Agreement Amendment. A copy of such agreement is attached as Exhibit D to this Amendment No. 3 and is incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby and amended and supplemented as follows:

Exhibit D:	Cooperation Agreement Amendment, dated January 4, 2019 (incorporated by reference to Exhibit 10.1 to the January 4, 2019 Form 8-K).

Exhibit E:	Transactions in the Shares of the Issuer During the Last 60 Days.

CUSIP No. 466367109	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2019

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	General Counsel

EXHIBIT E

Transactions in the Shares of the Issuer During the Last 60 Days

The following tables set forth all transactions in the Shares effected in the past sixty days by the Reporting Person. Except as noted below, all such transactions were effected in the open market through brokers and the price per share is net of commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
12/17/2018	(25,545)	82.67
12/17/2018	(41,069)	82.97
12/18/2018	(21,937)	82.45
12/18/2018	(3,000)	83.47
12/19/2018	(26,646)	80.47
12/20/2018	(20,000)	79.15
12/21/2018	(25,300)	77.72
12/24/2018	(20,000)	74.97
12/26/2018	(15,000)	75.87
12/27/2018	(12,000)	75.52
12/28/2018	(12,956)	76.98
12/31/2018	(20,000)	77.45
01/02/2019	(36,033)	77.46